Free Writing Prospectus

Filed Pursuant to Rule 433

Reg-Statement No. 333-195645

US$ 1.25bn 5.20% Fixed Rate Subordinated Notes due 2026

Pricing Term Sheet

Issuer:	Barclays PLC

Notes:	US$ 1.25bn 5.20% Fixed Rate Subordinated Notes due 2026

Expected Issue Ratings[1]:	Baa3 (Moody’s) / BB+ (S&P) / A– (Fitch)

Status:	Dated Subordinated Debt / Unsecured / Tier 2

Legal Format:	SEC registered

Principal Amount:	USD 1,250,000,000

Trade Date:	May 5, 2016

Settlement Date:	May 12, 2016 (T+5)

Maturity Date:	May 12, 2026

Coupon:	5.20%

Interest Payment Dates:	Semi-annually in arrear on May 12 and November 12 in each year, commencing on November 12, 2016 and ending on the Maturity Date

Coupon Calculation:	30/360, following, unadjusted

Business Days:	New York, London

U.K. Bail-in Power Acknowedgement:

Yes. See section entitled “Description of Subordinated Notes—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Preliminary Prospectus Supplement dated May 5, 2016 (the “Preliminary Prospectus Supplement”).

Regulatory Event Redemption

If there is a change in the regulatory classification of the Notes that occurs on or after the issue date of the Notes and that does, or would be likely to, result in the whole or any part of the outstanding aggregate principal amount of the Notes at any time being excluded from or ceasing to count towards, the Group’s Tier 2 Capital (a “Regulatory Event”), the Issuer may, at its option, at any time, redeem the Notes, in whole but not in part, at a redemption price equal to 100% of their principal amount, together with any accrued but unpaid interest to (but excluding) the date fixed for redemption. Any redemption upon the occurrence of a Regulatory Event will be subject to the provisions described in the Preliminary Prospectus Supplement.

Tax Redemption

If there is a Tax Event (as defined in the Preliminary Prospectus Supplement), the Issuer may, at its option, at any time, redeem the Notes, in whole but not in part, at a redemption price equal to 100% of their principal amount, together with any accrued but unpaid interest to (but excluding) the date fixed for redemption, as further described and subject to the conditions specified in the Preliminary Prospectus Supplement.

Benchmark Treasury:	T 1.625 02/15/26

Spread to Benchmark:	345bps

Reoffer Yield:	5.201%

1 Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Issue Price:	99.992%

Underwriting Discount:	0.45%

Net Proceeds:	USD 1,244,275,000

Sole Bookrunner:	Barclays Capital Inc.

Co-managers:

ANZ Securities, Inc.; BMO Capital Markets Corp.; Capital One Securities, Inc.; Credit Agricole Securities (USA) Inc.; Danske Markets Inc.; Drexel Hamilton, LLC; Great Pacific Securities; Mischler Financial Group, Inc.; Mizuho Securities USA Inc.; Nomura Securities International, Inc.; PNC Capital Markets LLC; RBC Capital Markets, LLC; Samuel A. Ramirez & Company, Inc.; Scotia Capital (USA) Inc.; SMBC Nikko Securities America, Inc.; Telsey Advisory Group LLC; TD Securities (USA) LLC; U.S. Bancorp Investments, Inc.; Wells Fargo Securities, LLC

Risk Factors:	An investment in the Notes involves risks. See “Risk Factors” section beginning on page S-16 of the Preliminary Prospectus Supplement.

Denominations:	USD 200,000 and integral multiples of USD 1,000 in excess thereof

ISIN/CUSIP:	US06738EAP07 / 06738E AP0

Settlement:	DTC; Book-entry; Transferable

Documentation:

To be documented under the Issuer’s shelf registration statement on Form F-3 (No. 333-195645) and to be issued pursuant to the Dated Subordinated Debt Indenture, dated September 11, 2014, between the Issuer and The Bank of New York Mellon acting through its London Branch, as trustee (the “Trustee”), as supplemented by the Second Supplemental Indenture between the Issuer and the Trustee expected to be entered into on May 12, 2016

Listing:	We will apply to list the notes on the New York Stock Exchange

Governing Law:	New York law, except for subordination provisions and waiver of set-off provisions which will be governed by English law

Definitions:	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement

The Issuer has filed a registration statement (including a prospectus dated May 2, 2014 (the “Prospectus”) and the Preliminary Prospectus Supplement) with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the Prospectus and the Preliminary Prospectus Supplement for this offering in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the Prospectus and the Preliminary Prospectus Supplement from Barclays Capital Inc. by calling 1-888-603-5847.